

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

May 21, 2008

Donald S. Robbins, Chief Executive Officer
CSMG Technologies Inc
501 North Shoreline Drive, Suite 701 North
Corpus Christi, Texas 78471

<u>Via U S Mail and FAX [(361) 884-0792 ]</u>

>       Re:     CSMG Technologies Inc
>               Form 8-K for Item 4.02
>               Filed  May 13, 2008
>               File No.  0-27359

Dear  Mr. Robbins:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief